August 13, 2019
Katherine Hsu
Office Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	JPMDB Commercial Mortgage Securities Trust 2017-C7
Benchmark 2018-B2 Mortgage Trust
JPMDB Commercial Mortgage Securities Trust 2018-C8
Forms 10-K for Fiscal Year Ended December 31, 2018
Filed March 21, 2019
File Nos. 333-206361-12, 333-206361-13 and 333-206361-14

Dear Ms. Hsu:
We are acting as counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp. (“JPMCC”) in connection with your letter dated July 30, 2019 transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and the comment provided to me by Ms. Lulu Cheng by telephone on August 2, 2019 (collectively, the “Comments”) relating to the above-captioned Form 10-K filings (the “Filings”).  We have reviewed the Comments and the Filings and have discussed the Comments with various representatives of JPMCC.
For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of JPMCC.
Form 10-K of JPMDB Commercial Mortgage Securities Trust 2017-C7
Part IV – Item 15. Exhibits, Financial Statement Schedules

1.
We note that Exhibits 33.64, 33.113, 34.64 and 34.113 (servicer assessments of and corresponding attestation reports for Park Bridge Lender Services LLC, as operating advisor of the EIP Logistics Portfolio and Lightstone Portfolio Mortgage Loans) were omitted with cross references to the Explanatory Notes section of the Form 10-K for an explanation of the omissions. However, the Explanatory Notes section did not discuss these omissions. Please provide an explanation for these omissions.

The EIP Logistics Portfolio Mortgage Loan and the Lightstone Portfolio Mortgage Loan collectively constitute approximately 3.4% of the asset pool of the issuing entity as of its cut-off

David S. Burkholder   Tel +1 704 348-5309   Fax +1 704 348-5200   david.burkholder@cwt.com

Katherine Hsu
August 13, 2019

date.  Because Park Bridge Lender Services, LLC is performing activities that address servicing criteria relating to 5% or less of the assets of the issuing entity, the related servicer assessment and attestation report are not required to be included in the related Filing per Instruction 3 to Item 1122 of Regulation AB.  In future filings, we will revise the Explanatory Notes to describe why the servicer assessment and attestation report are not required to be included.
Attestation Reports of Ernst & Young LLP for Cohen Financial, as special servicer
Exhibits 34.52, 34.97, 34.102, 34.107, 34.112, 34.117 and 34.122 to Form 10-K of Benchmark 2018-B2 Mortgage Trust
2.	We note that the attestation report prepared by Ernst & Young LLP for Cohen Financial, a division of SunTrust Bank, states that:

•	no servicing activities were performed by Cohen Financial with respect to the servicing criterion set forth in Item 1122(d)(4)(ii) during the subject reporting period; and
•
“[a]s described in management’s assertion,” Cohen Financial engaged a vendor to perform servicing activities with respect to the servicing criterion set forth in Item 1122(d)(4)(xi) during the subject reporting period.

However, the corresponding servicer assessments of Cohen Financial, filed as Exhibits 33.52, 33.97, 33.102, 33.107, 33.112, 33.117 and 33.122 to your Form 10-K, do not indicate either of the above statements. Please revise either exhibit, as necessary, to reconcile these reports.
Cohen Financial has informed us that it intends to issue a revised servicer assessment to reconcile with the Ernst & Young attestation, which JPMCC will file as an amendment to the related Filing.
3.
In addition, the Ernst & Young attestation report references “Appendix A” of the Cohen Financial servicer assessment for a list of the asset-backed transactions covered by its servicing platform. However, there is no “Appendix A” mentioned in or included with Cohen Financial’s servicer assessment. It is not clear to us whether Ernst & Young erroneously referenced “Appendix A” or whether Cohen Financial should have included “Appendix A” with its servicer assessment to identify the scope of its servicing platform (see Instruction 1 to Item 1122 of Regulation AB). Please revise either exhibit, as necessary, to reconcile these reports.

Cohen Financial has informed us that it intends to issue a revised servicer assessment or attestation report to reconcile these reports, which JPMCC will file as an amendment to the related Filing promptly following receipt from Cohen Financial.

Attestation Reports of NDNB for Rialto Capital Advisors LLC (“Rialto”), as special servicer
Exhibits 34.60 and 34.65 to Form 10-K of JPMDB Commercial Mortgage Securities Trust 2018-C8

4.	We note that the attestation reports prepared by NDNB for Rialto state that “the examination was conducted in accordance with attestation standards of AICPA” without referencing the

Katherine Hsu
August 13, 2019

standards of the PCAOB.  We also note that NDNB is not registered with the PCAOB.  With respect to each assessment report for asset-backed securities, Form 10-K must include a report by a registered public accounting firm that also attests to and reports on the assessment in accordance with standards for attestation engagements issued or adopted by the PCAOB.  Refer to Exchange Act Rule 15d-18(c) and Item 1122(b) of Regulation AB.  Please revise your Form 10-K to include compliant attestation reports for Rialto.

Rialto has informed us that at the time it engaged its public accounting firm to prepare its 2018 attestation report, Rialto was of the understanding that its accounting firm could and would deliver a PCAOB-compliant attestation report.
Rialto has informed us that it has undertaken all necessary actions to have a registered public accounting firm prepare a compliant 2018 attestation report.  Rialto has informed us that since it had and continues to have the appropriate PCAOB procedures in place, and in prior years has received a PCAOB compliant attestation report, Rialto expects the new attestation report will be completed within 4 to 6 weeks for inclusion in each applicable amended Form 10-K.  In addition to the new attestation report, Rialto expects to deliver a corrected assessment report referring to the new attestation report.  JPMCC expects to file the new assessment and attestation report as an amendment to the affected filings promptly following receipt.
Rialto has informed us that it also will implement additional internal oversight procedures to ensure accountant attestations comply with all applicable rules and regulations in the future.

In responding to the Staff’s comments with respect to the Filings, JPMCC has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:
•	JPMCC is responsible for the adequacy and accuracy of the disclosure in the Filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
•	JPMCC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Katherine Hsu
August 13, 2019
Please contact me with any questions you have regarding the foregoing.
Very truly yours,

/s/ David S. Burkholder
David S. Burkholder

cc:	Kunal K. Singh
Brad Horn
Ian Sterling

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